PROSPECTUS SUPPLEMENT NO. 1 (To Prospectus Dated September 28, 2018)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-227250

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) amends and supplements information contained in that certain prospectus, forming a part of that certain registration statement on Form S-3 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 10, 2018, amended on September 26, 2018 and declared effective on September 28, 2018 (the “prospectus”), relating to, among other things, the offer and sale of shares of Class A common stock of Sitio Royalties Corp. (formerly known as Falcon Minerals Corporation) by the selling security holders listed in the section entitled “Selling Security Holders”.

We are filing this Prospectus Supplement to supplement and amend the “Selling Security Holders” table on page 10 of the prospectus and the applicable footnotes related thereto to reflect a transfer of Class C common stock and Common Units from Royal, which was previously identified in the prospectus, to the selling security holder named herein.

This Prospectus Supplement should be read in conjunction with, is not complete without, and may not be delivered or used except in connection with, the prospectus. This Prospectus Supplement is qualified by reference to the prospectus, except to the extent that the information provided by this Prospectus Supplement supersedes information contained in the prospectus. Capitalized terms used but not defined herein shall have the meanings given to them in the prospectus.

Our Class A common stock is currently listed on the New York Stock Exchange under the symbol “STR” and our warrants are currently listed on the NYSE American under the symbol “STR WS”.

Our principal executive offices are located at 1401 Lawrence Street, Suite 1750, Denver, Colorado 80202, and our telephone number is (720) 640-7620.

Investing in our shares involves risks. See “Risk Factors” beginning on page 6 of the prospectus, and any similar section contained in any applicable prospectus supplement concerning factors you should consider before investing in our shares.

Neither the SEC nor any state securities commission has approved or disapproved of the securities that may be offered under the prospectus and this Prospectus Supplement, nor have any of these organizations determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is July 1, 2022.

SELLING SECURITY HOLDERS

The “Selling Security Holders” table previously presented on page 10 of the prospectus, and the applicable footnotes related thereto, is hereby amended and supplemented by this Prospectus Supplement.

On July 1, 2022, a portion of the Class C common stock and Common Units directly held by Royal was distributed to BX Royal Aggregator LP (“BX Aggregator”). The information set forth in the table below has been updated solely to supersede and replace the information regarding such selling security holder in the prospectus as a result of the foregoing distribution (the “Distribution”) and add BX Aggregator as a selling security holder.

The information contained in the table below in respect of the selling security holders (including the number of shares of Class A common stock beneficially owned and the number of shares of Class A common stock offered) has been obtained from the selling security holders and has not been independently verified by us. The registration for resale of the shares of Class A common stock does not necessarily mean that the selling security holders will sell all or any of these shares. In addition, the selling security holders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, shares of Class A common stock in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, after the date on which they provided the information set forth in the table below.

The information set forth in the following table regarding the beneficial ownership after resale of the shares of Class A common stock is based upon the assumption that the selling security holders will sell all of the shares of Class A common stock beneficially owned by them that are covered by this Prospectus Supplement. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of Class A common stock and the right to acquire such voting or investment power within 60 days through the exercise of any option, warrant or other right. Except as set forth in the prospectus and the Company’s Form 8-K, filed on June 10, 2022, the selling security holders named in the table have not held any position or office or had any other material relationship with us or our affiliates during the three years prior to the date of this Prospectus Supplement. The inclusion of any shares of Class A common stock in this table does not constitute an admission of beneficial ownership for the selling security holders named below. As of June 7, 2022, we had 12,088,546 shares of Class A common stock issued and outstanding.

Name of selling security holder	Existing Warrants Beneficially Owned Prior to Offering	Existing Warrants Available Pursuant to this Prospectus(1)	Existing Warrants Beneficially Owned After Offering	Percentage of Existing Warrants Beneficially Owned After Offering	Class A Common Stock Beneficially Owned Prior to Offering	Number of Shares Available Pursuant to this Prospectus(1)	Class A Common Stock Beneficially Owned After Offering	Percentage of Class A Common Stock Beneficially Owned After Offering
Royal Resources L.P.	—	—	—	—	—	—	—	—
BX Royal Aggregator LP(2)	—	—	—	—	8,637,727	8,637,727	—	—

(1)

Represents the number of shares being registered on behalf of the selling security holder pursuant to this registration statement, which may be less than the total number of shares held by the selling security holder.

(2)

Represents 8,637,727 Common Units and an equal number of shares of Class C common stock previously held directly by Royal that were distributed to BX Aggregator in the Distribution, which are convertible, as a unit, into an equal number of shares of Class A common stock of the Issuer. BCP VI/BEP Holdings Manager L.L.C. is the general partner of BX Royal Aggregator. Blackstone Energy Management Associates L.L.C. and Blackstone Management Associates VI L.L.C. are the managing members of BCP VI/BEP Holdings Manager L.L.C. Blackstone EMA L.L.C. is the sole member of Blackstone Energy Management Associates L.L.C. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C. and Blackstone EMA

L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.